Exhibit 7.1

Financial ratios

Year ended 31 March	2014	2013 Restated	[a]	2012 Restated	[a]	2011 Restated	[a]	2010 Restated	[a]
Return on capital employed[b]
Adjusted[c] – %	22.9	22.1		20.4		18.5		16.1
Reported – %	21.1	20.6		19.3		16.7		13.3
Interest cover[d]
Adjusted[c] – times	5.8	5.1		4.5		3.4		2.9
Reported – times	3.8	3.8		3.7		2.0		1.9
Net debt to adjusted EBITDA[c] – times	1.1	1.3		1.5		1.5		1.7
Capital expenditure[e] as a percentage of revenue[c] – %	12.8	13.3		13.4		12.8		12.1

[a]	Restated, see note 1 to the consolidated financial statements.
[b]	The ratio is based on profit before taxation and net finance expense to capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.
[c]	Before specific items.
[d]	The number of times net finance expense is covered by operating profit.
[e]	Before purchases of telecommunications licences.